Prospectus Supplement to Prospectus Dated April 16, 1997


                     CORNERSTONE PROPANE PARTNERS, L.P.


        On May 15, 1997, the Company filed with the Securities and Exchange Commission its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1997 (the "10-Q"). This Prospectus Supplement contains the financial statements and management's discussion and analysis of financial condition and results of operations for the quarter ended March 31, 1997 contained in the 10-Q.












          The date of this Prospectus Supplement is June 13, 1997.

<PAGE 2>

                              TABLE OF CONTENTS


          FINANCIAL STATEMENTS

          CORNERSTONE PROPANE PARTNERS, L.P.

          Consolidated Balance Sheet as of March 31, 1997 . .         4

          Consolidated Statement of Operations from
          Commencement of Operations (on December 17, 1996) to
          March 31, 1997, and for the three months ended
          January 1, 1997, to March 31, 1997  . . . . . . . .         5

          Consolidated Statement of Cash Flows from
          Commencement of Operations (on December 17, 1996) to
          March 31, 1997  . . . . . . . . . . . . . . . . . .         6

          Consolidated Statement of Partners' Capital from
          Commencement of Operations (on December 17, 1996) to
          March 31, 1997  . . . . . . . . . . . . . . . . . .         7

          Notes to Consolidated Financial Statements  . . . .         8


          CORNERSTONE PROPANE PARTNERS, L.P. (PRO FORMA)

          Consolidated Statements of Operations for the
          periods, July 1, 1996 to March 31, 1997, July 1,
          1995 to March 31, 1996, January 1, 1997 to March 31,
          1997 (Actual) and January 1, 1996 to March 31, 1996         9

          Notes to Pro Forma Consolidated Financial
          Information . . . . . . . . . . . . . . . . . . . .        20


          SYN INC. (PREDECESSOR)

          Consolidated Balance Sheet as of June 30, 1996  . .        22

          Consolidated Statements of Operations for the
          periods July 1, 1995 to August 14, 1995, August 15,
          1995 to March 31, 1996, and January 1, 1996 to March
          31, 1996  . . . . . . . . . . . . . . . . . . . . .        23

          Consolidated Statement of Cash Flows for the period
          July 1, 1995 to March 31, 1996  . . . . . . . . . .        24

          Notes to Consolidated Financial Statements  . . . .        25

          EMPIRE ENERGY CORPORATION (PREDECESSOR)

          Consolidated Balance Sheet as of June 30, 1996  . .        27

          Consolidated Statements of Operations for the
          periods July 1, 1995 to March 31, 1996 and January
          1, 1996 to March 31, 1996 . . . . . . . . . . . . .        29

          Consolidated Statement of Cash Flows  for the period
          July 1, 1995 to March 31, 1996  . . . . . . . . . .        30

          Notes to Consolidated Financial Statements  . . . .        32

          CGI HOLDINGS, INC. (PREDECESSOR)

          Consolidated Balance Sheet as of July 31, 1996  . .        35

          Consolidated Statements of Operations for the
          periods August 1, 1995 to March 31, 1996 and
          January 1, 1996 to March 31, 1996 . . . . . . . . .        37

          Consolidated Statement of Cash Flows for the period
          August 1, 1995 to March 31, 1996  . . . . . . . . .        38

          Notes to Consolidated Financial Statements  . . . .        41

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
          CONDITION AND RESULTS OF OPERATIONS OF CORNERSTONE
          PROPANE PARTNERS, L.P.  FOR THE THREE MONTHS ENDED
          MARCH 31, 1997 (ACTUAL) TO THE THREE  MONTHS ENDED
          MARCH 31, 1996 (PRO FORMA) AND FOR THE NINE MONTHS
          ENDED MARCH 31, 1997 (PRO FORMA) TO THE NINE MONTHS
          ENDED MARCH 31, 1996 (PRO FORMA)  . . . . . . . . .        41

                             CONSOLIDATED BALANCE SHEET
                               (Dollars in thousands)
                                    (unaudited)

                                                                                 March 31, 1997
                                                                                 --------------
       ASSETS
       CURRENT ASSETS:
               Cash and cash equivalents                                             $   23,115
               Trade receivables, net                                                    40,557

               Inventories                                                               19,539
               Prepayments and other current assets                                       6,350
                                                                                    -----------

                        Total current assets                                             89,561
                                                                                    -----------
       Property, plant and equipment, net of accumulated depreciation of
       $3,274                                                                           240,550
       Excess of cost over fair value, net                                              201,876

       Other assets, net                                                                 11,572
                                                                                    ----------_
                        Total assets                                                  $ 543,559
                                                                                    ===========

       LIABILITIES AND PARTNERS' CAPITAL
       CURRENT LIABILITIES:
               Current portion of long-term debt                                    $     5,406

               Trade accounts payable                                                    33,444
               Accrued liabilities                                                       15,925
                                                                                    -----------
                        Total current liabilities                                        54,775
                                                                                    -----------

       Long-term debt                                                                   224,135
       Notes payable related party                                                        2,353

       Other non-current liabilities                                                     14,663
                                                                                    -----------
                        Total liabilities                                               295,926
                                                                                    -----------
       COMMITMENTS AND CONTINGENCIES (Note 6)

       PARTNERS' CAPITAL
               Common unitholders                                                       143,232
               Subordinated unitholders                                                  99,351
               General partners                                                           5,050
                                                                                    -----------
                        Total partners' capital                                         247,633
                                                                                    -----------

                        Total liabilities and partners' capital                     $   543,559
                                                                                    ===========

The accompanying notes are an integral part of these consolidated financial statements.

                        CONSOLIDATED STATEMENT OF OPERATIONS
                    (Dollars in thousands, except per Unit data)
                                   (unaudited)

                                                                                    From Commencement
                                                                                       of Operations
                                                            Three Months Ended    (on December 17, 1996)
                                                              March 31, 1997         to March 31, 1997
                                                            ------------------    ----------------------
       REVENUE                                                    $220,566                 $260,936

       COST OF SALES                                               178,050                  209,391
                                                                  --------                 --------
       GROSS PROFIT                                                 42,516                   51,545
                                                                  --------                 --------

       EXPENSES

         Operating, general & administrative                        23,590                   27,968

         Depreciation and amortization                               3,819                    4,394
                                                                  --------                 --------
                                                                    27,409                   32,362
                                                                  --------                 --------

       OPERATING INCOME                                             15,107                   19,183
                                                                                           --------

       INTEREST EXPENSE                                             (4,450)                  (5,228)
                                                                  --------                 --------

       INCOME BEFORE INCOME TAXES                                   10,657                   13,955
       INCOME TAXES                                                     20                       25
                                                                  --------                 --------

       NET INCOME                                                 $ 10,637                 $ 13,930
                                                                  ========                 ========

       General partners' interest
         in net income                                            $    213                 $    376
                                                                  --------                 --------


       Limited partners' interest
         in net income                                            $ 10,424                 $ 13,554
                                                                  --------                 --------

       Net income per Unit                                        $   0.65                 $   0.85
                                                                  --------                 --------
       Weighted average number of Units
         outstanding                                              $ 16,513                 $ 16,513
                                                                  ========                 ========

The accompanying notes are an integral part of these consolidated financial statements.

                          CONSOLIDATED STATEMENT OF CASH FLOWS
                                  (Dollars in thousands)
                                       (unaudited)

                                                                                        From Commencement
                                                                                          of Operations
                                                                                      (on December 17, 1996)
                                                                                         to March 31, 1997
                                                                                      ----------------------
       CASH FLOWS FROM (USED FOR) OPERATING ACTIVITIES:
                        Net income                                                             $ 13,930
               Adjustments to reconcile net income to net cash provided by
                        (used for) operating activities:
                        Depreciation and amortization                                             4,394
                        Loss on sale of assets                                                       26
                        Changes in assets and liabilities, net of acquisitions:
                                Trade receivables                                                37,922
                                Inventories                                                       6,754
                                Prepayments and other current assets                             (3,583)
                                Trade accounts payable                                          (46,923)
                                Accrued expenses                                                  5,576
                                                                                               ---------
                                         Net cash provided by operating                          18,096
                                         activities                                            ---------
       CASH FLOWS FROM (USED FOR) INVESTING ACTIVITIES:
               Proceeds from sale of assets                                                         365
               Expenditures for property, plant and equipment                                    (2,075)
                                                                                               ---------

                                         Net cash used for investing activities                  (1,710)
                                                                                               ---------
       CASH FLOWS FROM (USED FOR) FINANCING ACTIVITIES:
               Net repayments on Working Capital Facility                                       (12,800)
               Additional borrowings on mortgages                                                 1,141
               Payments on mortgages                                                               (683)
                                         Net cash used for financing activities                 (12,342)
                                                                                               ---------
       PARTNERSHIP FORMATION TRANSACTIONS:
               Net proceeds from issuance of Common and Subordinated Units                      191,804
               Borrowings on Working Capital Facility                                            12,800
               Issuance of long-term debt                                                       220,000
               Cash transfers from Predecessor Companies                                         22,418
               Repayment of long-term debt and related interest                                (337,631)
               Distribution to Special General Partner for the redemption of
                        preferred stock                                                         (61,196)
               Distribution to Special General Partner                                          (15,500)
               Other fees and expenses                                                          (13,626)
                                                                                               ---------

                                         Net cash provided by partnership                        19,069
                                         formation transactions                                ---------
       Increase in Cash and cash equivalents                                                     23,113
       Cash and cash equivalents, Beginning of Period                                                 2
                                                                                               ---------
       Cash and Cash Equivalents, End of Period                                                $ 23,115
                                                                                               =========

The accompanying notes are an integral part of these consolidated financial statements.


                      CONSOLIDATED STATEMENT OF PARTNERS' CAPITAL
                        (Dollars in thousands, except Unit data)
                                     (unaudited)

                                       Number of limited
                                         partner units
                                   ------------------------

                                                                                                             Total
                                                                                 Subor-       General      Partners'
                                   Common       Subordinated       Common        dinated      Partners      Capital
                                   ------       ------------       ------        -------      --------     ---------
       Balance at
       Commencement of
       Operations (on
       December 17, 1996                                            $              $             $           $

       Contribution of
        net assets of
        predecessor
        companies and
        issuance of
        Common Units              9,821,000          6,597,619       136,997        92,032                    229,029

       Issuance of 2%
        interest for
        general partners
        contribution                                                                              4,674         4,674
       Net income                                                      6,235         7,319          376        13,930
                                  ---------          ---------      --------       -------       ------      --------

       Balance
        March 31, 1997            9,821,000          6,597,619      $143,232       $99,351       $5,050      $247,633
                                  =========          =========      ========       =======       ======      ========

The accompanying notes are an integral part of these consolidated financial statements.

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               MARCH 31, 1997
                  (Dollars in thousands, except Unit data)
                                 (Unaudited)

   1.   Partnership Organization and Formation

        Cornerstone Propane Partners, L.P. ("Cornerstone Partners") was formed on October 7, 1996 as a Delaware limited partnership. Cornerstone Partners and its subsidiary Cornerstone Propane, L.P., a Delaware limited partnership (the "Operating Partnership"), were formed to acquire, own and operate substantially all of the propane businesses and assets of SYN Inc. and its subsidiaries ("Synergy"), Empire Energy Corporation and its subsidiaries ("Empire"), Myers Propane Gas Company ("Myers") and CGI Holdings, Inc. and its subsidiaries ("Coast"). The principal predecessor entities, Synergy, Empire and Coast are collectively referred to herein as the "Predecessor Companies." The consolidated financial statements include the accounts of Cornerstone Partners, the Operating Partnership and its corporate subsidiary Cornerstone Sales & Service Corporation, a Delaware corporation, collectively referred to herein as the Partnership. The Operating Partnership is, and the Predecessor Companies were, principally engaged in (i) the retail marketing and distribution of propane for residential, commercial, industrial, agricultural and other retail uses, (ii) the wholesale marketing and distribution of propane and natural gas liquids to the retail propane industry, the chemical and petrochemical industries and other commercial and agricultural markets, (iii) the repair and maintenance of propane heating systems and appliances and (iv) the sale of propane-related supplies, appliances and other equipment. Pursuant to a Contribution, Conveyance and Assumption Agreement dated as of December 17, 1996, substantially all of the assets and liabilities of the Predecessor Companies were contributed to the Operating Partnership (the "Conveyance"). As a result of the Conveyance, Cornerstone Propane GP, Inc., a Delaware corporation and the managing general partner of Cornerstone Partners and the Operating Partnership (the "Managing General Partner") and SYN Inc., a Delaware corporation and the special general partner of Cornerstone Propane and the Operating Partnership (the "Special General Partner"), received all of the interests in the Operating Partnership, and the Operating Partnership received substantially all of the assets and assumed substantially all of the liabilities of the Predecessor Companies. Immediately after the Conveyance, and in accordance with the Amended and Restated Agreement of Limited Partnership of Cornerstone Partners (the "Partnership Agreement"), the Managing General Partner and the Special General Partner conveyed their limited partner interests in the Operating Partnership to Cornerstone Partners in exchange for a 2% interest in Cornerstone Partners, and the Operating Partnership.

        Following these transactions, on December 17, 1996, Cornerstone Partners completed its initial public offering through underwriters of 9,821,000 Common Units (the "IPO") at a price to the public of $21.00 a unit. The net proceeds of approximately $191,804 from the IPO, the proceeds from the issuance of $220,000 aggregate principal amount of the Operating Partnership's 7.53% senior notes, and $12,800 borrowings under the Working Capital Facility (as described in Note 3) were used to repay $414,327 in liabilities assumed by the Operating Partnership (including $141,799 paid to affiliates of the Managing General Partner) that were in large part incurred in connection with the transactions entered into prior to the offering. A portion of the funds were distributed to the Special General Partner to redeem its preferred stock ($61,196) and to provide net worth to the Special General Partner ($15,500). The balance ($10,277) was used to pay expenses

        Partners' capital of limited partners consists of 9,821,000 Common Units and 6,597,619 Subordinated Units, representing an aggregate 58.6% and 39.4% limited partner interest in Cornerstone Partners, respectively. Partners' capital of general partners consists of a 2% interest in the Partnership. In accordance with the Offering Prospectus, 100% of the income for the fourteen day period ended December 31, 1996 was allocated to the Subordinated Unit holders and the General Partners. No income from this period was allocated to the Common Unit holders.

        During the Subordination Period (see Note 5), the Partnership may issue up to 4,270,000 additional Parity Units (generally defined as Common Units and all other Units having rights to distribution or in liquidation ranking on a parity with the Common Units), excluding Common Units issued in connection with (i) employee benefit plans and (ii) the conversion of Subordinated Units into Common Units, without the approval of a majority of the Unitholders (see Note 5). The Partnership may issue an unlimited number of additional Parity Units without Unitholder approval if such issuance occurs in connection with acquisitions, including, in certain circumstances, the repayment of debt incurred in connection with an acquisition. In addition, under certain conditions the Partnership may issue without Unitholder approval an unlimited number of parity securities for the repayment of up to $75,000 of long-term indebtedness of the Partnership. After the Subordination Period, the Managing General Partner may cause the Partnership to issue an unlimited number of additional limited partner interests and other equity securities of the Partnership for such consideration and on such terms and conditions as shall be established by the General Partner in its sole discretion.

        Cornerstone Partners and the Operating Partnership have no employees. The Managing General Partner conducts, directs and manages all activities of Cornerstone Partners and the Operating

        Partnership and is reimbursed on a monthly basis for all direct and indirect expenses it incurs on their behalf.

   2.   Basis of Presentation and Summary of Significant Accounting
        Policies

        Nature of Operations. The Partnership is the fifth largest retail marketer of propane in the United States in terms of volume, serving more than 360,000 residential, commercial, industrial and agricultural customers from 306 customer service centers in 26 states. The Partnership was recently formed to own and operate the propane business and assets of Synergy, Empire, Myers and Coast. The Partnership's operations are concentrated in the east coast, south-central and west coast regions of the United States.

        Basis of Presentation. The consolidated financial statements include the accounts of the Predecessor Companies and Myers. Historical financial statements of Myers have not been separately presented based on the Partnership's belief that the separate inclusion of Myers does not have a material effect on the consolidated financial statements of the Partnership. The acquisitions of the Predecessor Companies are accounted for as purchase business combinations based on management's best estimate of the fair value of the assets acquired. All purchase price allocations for the acquisition of the Predecessor Companies are preliminary in nature and are subject to change within the twelve months following the acquisitions based on refinements as actual data becomes available. All significant inter-company transactions and accounts have been eliminated.
        The accompanying consolidated financial statements are unaudited and have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission. They include all adjustments which the Partnership believes necessary for a fair presentation of the results for the interim periods presented. Such adjustments consist only of normal recurring items. Due to the seasonal nature of the Partnership's propane business, the results of operations for interim periods are not necessarily indicative of the results to be expected for a full year.

        Fiscal Year. The Partnership's fiscal year is July 1 to June 30. Previously, Coast's fiscal year began on August 1 and ended on July 31, while Empire's, Synergy's and Myers' fiscal years began on July 1 and ended on June 30. Because the Partnership commenced operations upon completion of the IPO, the accompanying consolidated statements of operations, cash flows and partners' capital are for the period from commencement of operations on December 17, 1996 to March 31, 1997.

        Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Futures contracts. The Partnership routinely uses commodity futures contracts to reduce the risk of future price fluctuations for natural gas and LPG inventories and contracts. Gains and losses on futures contracts purchased as hedges are deferred and recognized in cost of sales as a component of the product cost for the related hedged transaction. In the statement of cash flows, cash flows from qualifying hedges are classified in the same category as the cash flows from the items being hedged. Contracts which do not qualify as hedges are marked to market, with the resulting gains and losses charged to current operations. Net realized gains and losses for the current fiscal year and unrealized gains, losses on outstanding positions and open positions as of March 31, 1997 were not material.

        Accounts Receivable. The outstanding balance is stated net of allowance of doubtful accounts of $5,406 at March 31, 1997.

        Revenue Recognition. Sales of natural gas, crude oil, natural gas liquids and LPG and the related cost of product are recognized upon delivery of the product.

        Inventories. Inventories are stated at the lower of cost or market. The cost of natural gas, crude oil, natural gas liquids and LPG is determined using the first-in, first-out (FIFO) method. The cost of gas distribution parts, appliances and equipment is determined using the weighted average method. The major components of inventory consist of the following:

                                                   March 31, 1997
                                                     (unaudited)
                                                   --------------

              LPG and Other                          $ 10,707
              Parts and Fittings                     $  8,832
                                                     --------

                                                     $ 19,539
                                                     ========

        Property, Plant and Equipment. Property, plant and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows: buildings and improvements, 25 to 33 years; LPG storage and rental tanks, 40 to 50 years; and office furniture, equipment and tank installation costs, 5 to 10 years. Leasehold improvements are amortized over the shorter of the estimated useful life or the lease term. When property, plant or equipment is retired or otherwise disposed, the cost and related accumulated depreciation is removed from the accounts, and the resulting gain or loss is credited or charged to operations. Maintenance and repairs are charged to earnings, while replacements and betterments that extend estimated useful lives are capitalized.

        Excess of Cost Over Fair Value of Net Assets Acquired. The excess of acquisition cost over the estimated fair market value of identifiable net assets of acquired businesses is amortized on a straight-line basis over 40 years. The related costs and accumulated amortization were $203,376 and $1,500, respectively, at March 31, 1997.

        It is the Partnership's policy to review intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If such a review should indicate that the carrying amount of intangible assets is not recoverable, it is the Partnership's policy to reduce the carrying amount of such assets to fair value.

        Income Taxes. Neither Cornerstone Partners nor the Operating Partnership are directly subject to federal and state income taxes. Instead, taxable income or loss is allocated to the individual partners. As a result, no income tax expense has been reflected in the Partnership's consolidated financial statements relating to the earnings of Cornerstone Partners or the Operating Partnership. The Partnership has one subsidiary which operates in corporate form and is subject to federal and state income taxes. Accordingly, the Partnership's consolidated financial statements reflect income tax expense related to the subsidiary's earnings.

        Net Income per Unit. Net income per Unit is computed by dividing net income, after deducting the General Partners' 2% interest, by the weighted average number of outstanding Common and Subordinated Units.

        Unit-Based Compensation. The Partnership accounts for unit-based compensation as (a) deferred compensation for time-vesting units and (b) contingent consideration for performance-vesting units. Compensation expense for the time-vesting units is recognized over the vesting period. Compensation expense for the performance-vesting units is recognized when the units become issuable. Time vesting units are considered Common Unit equivalents for the purpose of computing primary earnings per unit. Performance-vesting units are considered for the purpose of computing fully diluted earnings per unit.

   3.   Credit Facilities

        Concurrently with the IPO, the Operating Partnership entered into a credit agreement (the "Bank Credit Agreement") which consists of a Working Capital Facility and an Acquisition Facility.

        The Working Capital Facility provides for revolving borrowings up to $50,000 (including a $30,000 sublimit for letters of credit through March 31, 1997 and $20,000 thereafter), and matures on December 31, 1999. The Bank Credit Agreement provides that there must be less than $10,000 outstanding under the Working Capital Facility (excluding letters of credit) for at least 30 consecutive days during each fiscal year. There were no borrowings under the Working Capital Facility at March 31, 1997. Outstanding letters of credit totaled $7,600 at March 31, 1997.

        The Acquisition Facility provides the Operating Partnership with the ability to borrow up to $75,000 to finance propane business acquisitions. The Acquisition Facility operates as a revolving facility through December 31, 1999, at which time any loans then outstanding may be converted to term loans and be amortized quarterly for a period of four years thereafter. No amounts were outstanding at March 31, 1997.

        The Operating Partnership's obligations under the Bank Credit Agreement are secured, on an equal and ratable basis, with its obligations under the Note Agreement (see Note 4), by a first priority security interest in the Operating Partnership's inventory, accounts receivable and certain customer storage tanks. Loans under the Bank Credit Agreement bear interest at a per annum rate equal to either (at the Operating Partnership's option): (a) the sum (the "Base Rate") of the applicable margin, and the higher of (i) the agent bank's prime rate and
        (ii) the federal funds rate plus 1/2 of 1%, or (b) the sum (the "Eurodollar Rate") of the applicable margin and the rate offered by the agent bank to major banks in the offshore dollar market (as adjusted for applicable reserve requirements, if any). The applicable margin for Base Rate loans varies between 0% and .12%, and the applicable margin for Eurodollar Rate loans varies between .25% and .80%, in each case depending upon the Operating Partnership's ratio of consolidated "Debt" to "Consolidated Cash Flow" (as such terms are defined in the Bank Credit Agreement). At March 31, 1997, the applicable Base and Eurodollar Rates were 8.625% and 6.675%, respectively. In addition, an annual fee is payable quarterly by the Operating Partnership (whether or not borrowings occur) ranging from .125% to .325% depending upon the ratio referenced above.

        The Bank Credit Agreement contains customary representations, warranties, events of default and covenants including limitations, among others, on the ability of the Operating Partnership and its "Restricted Subsidiaries" (as defined therein) to incur or maintain certain indebtedness or liens, make investments and loans, enter into mergers, consolidations or sales of all or substantially all of its assets and make asset sales. Generally, so long as no default exists or would result, the Operating Partnership is permitted to make any Restricted Payment (as defined in the Bank Credit Agreement and including distributions to the Partnership) during each fiscal quarter in amount not to exceed Available Cash with respect to the immediately preceding quarter.

        In addition, the Bank Credit Agreement provides that: (1) the Operating Partnership not permit the ratio of its consolidated Debt (as defined in the Bank Credit Agreement) less cash on hand (in excess of $1,000 up to $10,000) to Consolidated Cash Flow (as defined in the Bank Credit Agreement) to exceed 4.75:1.00 at any time on or before December 31, 1997, 4.50:1.00 at any time on or before December 31, 1998 and 4.25:1.00 at any time thereafter; and (2) the Operating Partnership not permit the ratio of its Consolidated Cash Flow to consolidated "Interest Expense" (as defined therein) to be less than 2.00:1.00 prior to December 31, 1997, 2.25:1.00 any time thereafter on or before December 31, 1998 and 2.50:1.00 at any time thereafter.

   4.   Long-Term Debt

        On the IPO date, the Operating Partnership issued $220,000 of Senior Notes with an annual interest rate of 7.53% pursuant to note purchase agreements with various investors (collectively, the "Note Agreement"). The Senior Notes mature on December 30, 2010, and require semi-annual interest payments each December 30 and June 30. The Note Agreement requires that the principal be paid in equal annual payments of $27,500 starting December 30, 2003.

        The Operating Partnership's obligations under the Note Agreement are secured, on an equal and ratable basis with its obligations under the Bank Credit Agreement, by a first priority security interest in the Operating Partnership's inventory, accounts receivable and certain customer storage tanks. The Note Agreement contains customary representations, warranties, events of default and covenants applicable to the Operating Partnership and its "Restricted Subsidiaries" (as defined therein), including limitations, among others, on the ability of the Operating Partnership and its Restricted Subsidiaries to incur additional indebtedness, create liens, make investments and loans, enter into mergers, consolidations or sales of all or substantially all of its assets and make asset sales.
        Generally, so long as no default exists or would result, the Operating Partnership is permitted to make any Restricted Payment (as defined in the Note Agreement and including distributions to the Partnership) during each fiscal quarter in amount not in excess of Available Cash (see Note 5) with respect to the immediately preceding quarter.

   5.   Quarterly Distributions of Available Cash

        The Partnership will make distributions to its partners with respect to each fiscal quarter of the Partnership approximately 45 days after the end of each fiscal quarter in an aggregate amount equal to its Available Cash for such quarter. Available Cash generally means, with respect to any fiscal quarter of the Partnership, all cash on hand at the end of such quarter less the amount of cash reserves established by the Managing General Partner in its reasonable discretion for future cash requirements. These reserves are retained to provide for the proper conduct of the Partnership's business, the payment of debt principal and interest and to provide funds for distribution during the next four quarters. The Partnership expects to make a distribution with respect to the fiscal quarter ending March 31, 1997 to holders of record on the applicable record date.

        Distributions by the Partnership in an amount equal to 100% of its Available Cash will generally be made 98% to all Unitholders and 2% to the General Partners until there has been distributed in respect of each Unit an amount equal to the Minimum Quarterly Distribution ($.54 per unit) for such quarter. With respect to each quarter during the Subordination Period (defined below), to the extent there is sufficient Available Cash, the holders of Common Units have the right to receive the Minimum Quarterly Distribution, plus any arrearages on the Minimum Quarterly Distribution ("Common Unit Arrearages"), prior to the distribution of Available Cash to holders of Subordinated Units. Common Units will not accrue arrearages with respect to distributions for any quarter after the Subordination Period and Subordinated Units will not accrue any arrearages with respect to distributions for any quarter.

        The Subordination Period will generally extend to the first day of any quarter beginning after December 31, 2001 in respect of which (i) distributions of Available Cash from Operating Surplus (generally defined as $25,000 plus $22,000 cash on hand as of December 17, 1996 plus all operating cash receipts less operating cash expenditures, debt service payments, maintenance capital expenditures and cash reserves) on the Common Units and the Subordinated Units with respect to each of the three consecutive four-quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the outstanding Common Units and Subordinated Units during such periods, (ii) the Adjusted Operating Surplus (generally defined as Operating Surplus generated during such period (a) less (i) any net increase in working capital borrowings during such period and (ii) any net reduction in cash reserves for operating expenditures during such period not relating to an operating expenditure made during such period, and (b) plus (i) any net decrease in working capital borrowings during such period and (ii) any net increase in cash reserves for operating expenditures during such period required by any debt instrument for the repayment of principal, interest or premium. Adjusted Operating Surplus does not include that portion of Operating Surplus included in clause (a)(i) of the definition of Operating Surplus) generated during each of the three consecutive four-quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly
        Distribution on all of the outstanding Common Units and Subordinated Units and the related distribution on the general partner interests in the Partnership during such periods, and
        (iii) there are no outstanding Common Unit Arrearages. For the period commencing December 17, 1996 and ending March 31, 1997, the Partnership declared a Minimum Quarterly Distribution of

        $.63 per Common and Subordinated unit amounting to approximately $10.6 million.

   6.   Commitments and Contingencies

        The Partnership has succeeded to obligations of the self insurance programs maintained by Empire and Synergy for any incidents occurring prior to December 17, 1996. The companies' insurance programs provided coverage for comprehensive general liability and vehicle liability for catastrophic exposures as well as those risks required to be insured by law or contract. The companies retained a significant portion of certain expected losses related primarily to comprehensive general liability and vehicle liability. Provisions for self-insured losses were recorded based upon the companies' estimates of the aggregate self-insured liability for claims incurred, and totaled $1,365 on March 31, 1997.

        The Partnership leases certain property, plant and equipment for various periods under noncancelable leases, including an office space agreement with the previous owner of Empire for $175 each year over a period of ten years. The annual rental payments may increase to $250, depending on certain circumstances occurring after two years.

        A number of personal injury, property damage and products liability suits are pending or threatened against the Partnership. In general, these lawsuits have arisen in the ordinary course of the Partnership's business and involve claims for actual damages and in some cases, punitive damages, arising from the alleged negligence of the Partnership or as a result of product defects or similar matters. Of the pending or threatened matters, a number involve property damage, several involve serious personal injuries and the claims made are for relatively large amounts. Although any litigation is inherently uncertain, based on past experience, the information currently available to it and the availability of insurance coverage, the Partnership does not believe that these pending or threatened litigation matters will have a material adverse effect on its results of operations or its financial condition.

        The Managing General Partner and its affiliates performing services for the Partnership are entitled to reimbursement for all expenses incurred on behalf of the Partnership, including the cost of compensation properly allocable to the Partnership, and all other expenses necessary or appropriate to the conduct of the business of, and allocable to, the Partnership. These costs, which totaled $17,400 for the period December 17, 1996, to March 31, 1997, include employee compensation and benefit expenses of employees of the Managing General Partner and its affiliates.

   7.   Restricted Unit Plan

        The Partnership adopted the 1996 Restricted Unit Award Plan (the "Restricted Unit Plan") which authorizes the issuance of Common Units with an aggregate value of $12,500 (595,238 Common Units valued at the initial public offering price of $21.00 per Unit) to executives, managers and elected supervisors of the Partnership. Units issued under the Restricted Unit Plan are subject to a bifurcated vesting procedure such that (a) 25% of the issued Units will vest over time with one-third of such units vesting at the end of each of the third, fifth and seventh anniversaries of the issuance date, and (b) the remaining 75% of the Units will vest automatically upon, and in the same proportions as, the conversion of Subordinated Units to Common Units. Restricted Unit Plan participants are not eligible to receive quarterly distributions or vote their respective Units until vested. Restrictions generally limit the sale or transfer of the Units during the restricted periods. The value of the restricted Unit is established by the market price of the Common Unit at the date of grant.

        As of and for the three and one half month period ended March 31, 1997, a total of 376,190 restricted Common Units were awarded. For the three and one half month period ended March 31, 1997, the Partnership recorded $20 of compensation expense.

   8.   Partners' Capital

        A portion of the Subordinated Units will convert into Common Units on the first day after the record date established for the distribution in respect of any quarter ending on or after (a) December 31, 1999 (with respect to one-quarter of the Subordinated Units) and (b) December 31, 2000 (with respect to one-quarter of the Subordinated Units), in respect of which (i) distributions of Available Cash from Operating Surplus on the Common Units and the Subordinated Units with respect to each of the three consecutive four-quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the outstanding Common Units and Subordinated Units during such periods, (ii) the Adjusted Operating Surplus generated during each of the two consecutive four-quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the outstanding Common Units and Subordinated Units and the related distribution on the general partner interests in the Partnership during such periods, and (iii) there are no outstanding Common Unit Arrearages; provided, however that the early conversion of the second one-quarter of Subordinated Units may not occur until at least one year following the early conversion of the first one-quarter of Subordinated Units.

        Upon expiration of the Subordination Period, all remaining Subordinated Units will convert into Common Units on a one-for-one basis and will thereafter participate pro rata with the other Common Units in distributions of Available Cash.

   9.   Subsequent Event

        Effective April 16, 1997, the Partnership registered 750,000 additional units which are available to be used for future acquisitions. On April 24, 1997 Cornerstone consummated the acquisition of substantially all of the assets of American Propane, Inc. The total consideration paid for this acquisition was approximately $2.4 million, of which $1.9 million was in the form of Cornerstone Common Units.


                                                            PRO FORMA
                                              CONSOLIDATED STATEMENTS OF OPERATIONS
                                           (Dollars in thousands, except per Unit data)
                                                           (unaudited)


                                      July 1, 1996     July 1, 1995       Jan. 1, 1997       Jan. 1, 1996
                                           to               to                 to                 to
                                     Mar. 31, 1997     Mar. 31, 1996     Mar. 31, 1997      Mar. 31, 1996
                                      (Pro Forma)       (Pro Forma)       (Pro Forma)         (Pro Forma)
                                     -------------     -------------     -------------      -------------
       REVENUE                          $535,503          $452,477           $220,566           $198,690

       COST OF SALES                     428,959           336,311            178,050            144,149
                                        --------          --------           --------           --------
       GROSS PROFIT                      106,544           116,166             42,516             54,541
                                        --------          --------           --------           --------

       EXPENSES

               Operating, general
               and                        66,209            68,195             23,590             27,143
               administrative

               Depreciation and           10,948            10,169              3,819              3,417
               amortization
       OPERATING INCOME                   29,387            37,802             15,107             23,981

       INTEREST EXPENSE,
               NET                      (13,499)          (13,301)            (4,450)            (4,392)
                                        --------          --------           --------           --------

       INCOME BEFORE
               INCOME TAXES               15,888            24,501             10,657             19,589

       INCOME TAXES                           70                75                 20                 25
                                        --------          --------           --------           --------
       NET INCOME                       $ 15,818          $ 24,426           $ 10,637           $ 19,564
                                        ========          ========           ========           ========

       General partners' interest
               in net income                $413              $489               $213               $391

       Limited partners' interest
               in net income            $ 15,405          $ 23,937           $ 10,424           $ 19,173
                                        --------          --------           --------           --------

       Net income per Unit              $   0.97          $   1.48           $   0.65           $   1.18
                                        --------          --------           --------           --------
       Weighted average number
               of Units                   16,513            16,513             16,513             16,513
               outstanding              ========          ========           ========           ========


The accompanying notes are an integral part of these consolidated financial statements.


                       NOTES TO PRO FORMA CONSOLIDATED
                            FINANCIAL INFORMATION
                               MARCH 31, 1997
                           (Dollars in thousands)
                                 (unaudited)


   1.   Basis of Presentation

        The unaudited pro forma consolidated statements of operations for the three month period ended March 31, 1996 and the nine month periods ended March 31, 1997 and 1996 were derived from the historical statements of operations of Empire Energy Corporation for the periods January 1 through March 31, 1996, July 1 through December 16, 1996, and July 1, 1995 through March 31, 1996; of SYN Inc. and Myers Propane Gas Company ("Myers") for the periods January 1 through March 31, 1996, July 1, through December 16, 1996 and August 15, 1995 to March 31, 1996; of Synergy Group Incorporated for the period July 1, 1995 to August 14, 1995; of CGI Holdings, Inc. for the periods February 1 through March 31, 1996 August 1, 1995 through March 31, 1996 and August 1, 1996 through December 16, 1996, and the consolidated statement of operations of the Partnership from December 17, 1996 through March 31, 1997. Historical financial statements of Myers have not been separately presented based on the Partnership's belief that the separate inclusion of Myers does not have a material effect on the pro forma consolidated financial statements of the Partnership. The pro forma consolidated statements of operations were prepared to reflect the effects of the IPO as if it had been completed in its entirety as of the beginning of the periods presented. However, these statements do not purport to present the results of operations of the Partnership had the IPO actually been completed as of the beginning of the periods presented. In addition, the pro forma consolidated statements of operations are not necessarily indicative of the results of future operations of the Partnership and should therefore be read in conjunction with the historical consolidated financial statements of the Predecessor Companies and the Partnership appearing elsewhere in this Prospectus Supplement.

   2.   Pro Forma Adjustments

        Significant pro forma adjustments reflected in the pro forma consolidated statements of operations include the following:

        Adjustments to reflect the full period effect of operating expense savings resulting from the consolidation of certain operations that occurred subsequent to July 1, 1995, as well as the elimination of certain operating and general administrative expenses associated with the operation of the Partnership. Operating expense adjustments for retail overlap consolidations were $535 and $175 for the nine and three months ended March 31, 1996, respectively. General and administrative adjustments relating to corporate overhead consolidation, the elimination of bank and consulting fees and the estimated incremental general and administrative cost associated with the Partnership were $1,254 for each of the nine month periods ended March 31, 1997 and 1996, and $416 for the three month period ended March 31, 1996. The pro forma adjustments do not include any amount for the incentive compensation that might be paid to key employees.

        Adjustments to reflect the additional depreciation and amortization expense due to the increase in property and intangibles that result from applying the purchase method of accounting to the Empire Energy and Coast acquisitions. Depreciation and amortization adjustments were $60 for each of the nine month periods ended March 31, 1997 and 1996, and $20 for the three month period ended March 31, 1996.

        Adjustments to reflect interest expense applicable to the Partnership. Interest expense adjustments relating to expense for the $220,000 senior notes at a rate of 7.53% per annum, expense attributable to the working capital facility based on an average outstanding principal balance of $120 at 6.5% per annum, expense attributable to debt assumed based on an average outstanding principal balance of $7,000 at 8.5% per annum and debt expense amortization based on $5,500 estimated debt issuance costs were $270 for each for the nine month periods ended March 31, 1997 and 1996 and $90 for the three month period ended March 31, 1996.

        Adjustments to reflect the elimination of income tax related accounts because income taxes will not be borne by the Partnership, except for income taxes applicable to operations to be conducted by the Partnership's wholly owned corporate subsidiary.

        Net income per limited partner Unit is determined by dividing the net income that would be allocated to the Unitholders, which is 98% of net income, by the number of Units outstanding. The weighted average number of Units outstanding (which includes equivalent units issued under the restricted unit plan) totaling 16,513 were assumed to have been outstanding the entire period.

                                                             SYN Inc.
                                                    CONSOLIDATED BALANCE SHEET
                                                      (Dollars in thousands)

                                                    ASSETS
                                                                                       June 30, 1996
                                                                                       -------------
       CURRENT ASSETS:
               Cash                                                                    $        14
               Trade receivables, less allowance for doubtful accounts of $1,505             9,195
               Inventories                                                                   7,447
               Prepaid expenses and other                                                      678
               Deferred income taxes                                                         3,727
               Due from Former Stockholders                                                 37,966
                                                                                         ---------
                        Current Assets                                                      59,027
                                                                                         ---------
       PROPERTY AND EQUIPMENT, at cost:
               Land and buildings                                                            6,420
               Storage and consumer service facilities                                      52,953
               Transportation, office and other equipment                                   11,910
               Less Accumulated depreciation                                                (2,592)
                                                                                         ---------
                        Total property and equipment                                        68,691

                                                                                         ---------
       OTHER ASSETS:
               Investments and restricted cash deposits                                      3,025
               Deferred income tax benefit                                                   4,849
               Intangible assets, primarily the excess of cost over fair value
                 of net assets acquired, net of accumulated amortization                    30,943
               Other                                                                           227
                                                                                         ---------
                        Total Other Assets                                                  39,044
                                                                                         ---------
                                                                                         $ 166,762
                                                                                         =========
                          LIABILITIES AND STOCKHOLDERS' EQUITY
       CURRENT LIABILITIES:
               Current maturities of long-term debt                                      $   1,025
               Accounts payable                                                              1,604
               Accrued expenses                                                              2,915
               Acquisition related liabilities                                              29,306
                                                                                         ---------
                        Total current liabilities                                           34,850
       LONG-TERM DEBT                                                                       25,687
       NOTE PAYABLE - RELATED PARTY
                                                                                            52,812
                                                                                         ---------
                        Total liabilities                                                  113,349
                                                                                         ---------
       COMMITMENTS AND CONTINGENCIES STOCKHOLDERS' EQUITY:
               Cumulative preferred stock, $.01 par value; 70,500 shares
                 authorized; 55,312 shares, issued and outstanding, at stated            $  55,312
                 value of $1,00 per share
               Common stock; $0.001 par value; authorized 100,000 shares,                        1
                 issued and outstanding                                                         99
               Additional paid-in capital                                                  (1,999)
               Accumulated deficit                                                       ---------
                        Total stockholders' equity                                          53,413
                                                                                         ---------
                                                                                         $ 166,762
                                                                                         =========

The accompanying notes are an integral part of these consolidated financial statements.

                                     SYN Inc.
                       CONSOLIDATED STATEMENTS OF OPERATIONS
                              (Dollars in thousands)
                                    (unaudited)

                                                          For the period      For the period      For the period
                                                               from                from                from
                                                           July 1, 1995       August 15, 1995     January 1, 1996
                                                                to                  to                  to
                                                         August 14, 1995      March 31, 1996      March 31, 1996
                                                         ----------------    ----------------     ---------------
       REVENUE                                                $77,308             $7,568              $38,719

       COST OF PRODUCT SOLD                                    37,199              3,631               18,824
                                                              -------             ------              -------
       Gross profit                                            40,109              3,937               19,895

       OPERATING EXPENSES:

               Salaries and commissions                        10,864                  -                4,552

               General & administration                        10,563              3,632                5,102
               Depreciation and  amortization                   2,697                472                  969

               Related-party corporate
                        administration and
                        management fees                         2,344                  -                  938
                                                              -------             ------              -------

       Total operating expenses                                26,468              4,104               11,561
                                                              -------             ------              -------

       Operating income (loss)                                 13,641               (167)               8,334
                                                              -------             ------              -------
       INTEREST EXPENSE
       including $0, $3,440, and
               $1,212 to related party                          3,918                816                1,571
                                                              -------             ------              -------

       INCOME (LOSS) BEFORE
               INCOME TAXES                                     9,723               (983)               6,763

       PROVISION (BENEFIT)
               FOR INCOME TAXES                                 3,700               (373)               2,350
                                                              -------             ------              -------

       Net income (loss)                                        6,023               (610)               4,413
       DIVIDENDS ON CUMULATIVE
               PREFERRED STOCK                                 (5,185)                 -               (2,074)
                                                              -------             ------              -------
       Net loss applicable to
               common stockholders                            $   838             $ (610)             $ 2,339
                                                              =======             ======              =======

The accompanying notes are an integral part of these consolidated financial statements.


                                      SYN Inc.
                        CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (Dollars in thousands)
                                     (unaudited)

                                                                                                  For the period
                                                                            For the period             from
                                                                                 from             July 1, 1995 to
                                                                          August 15, 1995 to      August 14, 1995
                                                                             March 31, 1996     (Predecessor Basis)
                                                                          ------------------    -------------------
       OPERATING ACTIVITIES:
               Net income (loss)                                             $  6,023               $    (610)
               Items not requiring (providing) cash
               Depreciation and amortization                                    2,699                     472
                 Gain on sale of assets                                          (263)
                 Deferred income taxes                                          5,458
               Changes in operating items
               Trade receivables                                               (7,151)                  4,897
               Inventories                                                      1,053                   1,244
               Prepaid expenses and other                                        (240)                    345
               Accounts payable                                                (4,982)                 (1,864)
                 Accrued expenses                                              (1,970)                      -
                 Net cash provided by operating activities                   --------               ---------
                                                                                  627                   4,484
                                                                             --------               ---------


       INVESTING ACTIVITIES
               Acquisition of assets of Synergy
               Group Incorporated                                                                    (150,922)
               Proceeds from the sale of certain Synergy
                 Group assets to Empire Energy Corporation                                             35,980
               Sale of assets                                                     164                   1,880
               Purchases of property and equipment                             (4,663)
               Change in investments and restricted cash deposits                (270)
                 Net cash provided by (used in) investing                    --------
                 activities                                                  (119,711)                  1,880
                                                                             --------
       FINANCING ACTIVITIES:
               Increase in credit facility                                   $ 23,323               $  (6,965)
               Proceeds from issuance of common stock                             100                       -
               Proceeds from issuance of preferred stock                       52,812                       -
               Proceeds from issuance of note payable - related party          52,812                       -
               Borrowings from related party                                   36,458                       -
               Repayments to related party                                    (36,458)                      -
               Payment on long-term debt                                       (4,778)                      -
               Preferred stock dividends paid                                  (5,185)                      -
                        Net cash provided by (used in)                       --------               ---------
                                financing activities
               Increase (decrease) in cash                                    119,084                  (6,965)
                                                                             --------               ---------
                                                                                  -                      (601)
       CASH:                                                                        -                   5,323
               Beginning of period                                           --------               ---------
               End of period
                                                                             $      -               $   4,722
                                                                             ========               ==========

The accompanying notes are an integral part of these consolidated financial statements.

                          SYN INC. AND SUBSIDIARIES
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      SEVEN AND ONE-HALF MONTHS ENDED MARCH 31, 1996, ONE AND ONE-HALF
     MONTHS ENDED AUGUST 15, 1995 (PREDECESSOR), AND THREE MONTHS ENDED
                               MARCH 31, 1996
                           (Dollars in thousands)
                                 (unaudited)


   1.   Basis of Presentation

        In the opinion of Management, the accompanying unaudited consolidated financial statements contain all adjustments necessary to present fairly SYN Inc. and its subsidiaries
        ("Synergy") consolidated results of operations and cash flows for the period ended March 31, 1996. All such adjustments are of a normal recurring nature.

        Synergy completed its acquisition of Synergy Group Incorporated ("SGI") on August 14, 1995. The unaudited consolidated statement of operations and of cash flows for the period ended August 14, 1995 are presented as a predecessor entity of Synergy and contain all adjustments necessary to present fairly SGI consolidated results of operations and cash flows for the period then ended.

        The accounting policies followed by Synergy are set forth in Note 1 to Synergy's audited consolidated financial statements as of June 30, 1996, which were included in the Form S-1 of Cornerstone Propane Partners, L.P. (Registration No. 333-13879). Other disclosures required by generally accepted accounting principles are not included herein but are included in the notes to the June 30, 1996, audited statements previously mentioned.

   2.   Commitments and Contingencies

        Synergy obtains insurance coverage for catastrophic exposures related to comprehensive general liability, vehicle liability and workers' compensation, as well as those risks required to be insured by law or contract. Synergy self-insures the first $250 of coverage per incident and obtains excess coverage from carriers for these programs.

        Provisions for self-insured losses are recorded based upon Synergy's estimates of the aggregate self-insured liability for claims incurred.

        Synergy self-insures for health benefits provided to its employees. Provisions for losses expected under this program are recorded based upon Synergy's estimate of the aggregate liability for claims incurred. Synergy and the acquired operations of SGI are presently involved in various federal and state tax audits and are also defendants in other business-related lawsuits which are not expected to have a material adverse effect on Synergy's financial position or results of operations.

        In conjunction with the acquisition of SGI, the former stockholders of SGI are contractually liable for all insurance claims and tax liabilities that relate to periods prior to the acquisition date. Funds have been placed in escrow accounts to provide for payment of these liabilities. In the event that the escrow amount is insufficient to settle these liabilities, Synergy could be obligated to fund any additional amounts due and would have to seek reimbursement from the former stockholders for such amounts. Synergy has recorded its best estimates of the ultimate liabilities expected to arise from these matters and has made claims against the former stockholders for reimbursement.

                                                    EMPIRE ENERGY CORPORATION
                                                    CONSOLIDATED BALANCE SHEET
                                                      (Dollars in thousands)

                                                              ASSETS
                                                                                             June 30, 1996
       CURRENT ASSETS:                                                                       -------------
       Cash                                                                                    $   2,064
       Trade receivables, less allowance for doubtful
         accounts of $1,262                                                                        5,724
       Inventories                                                                                 6,702
       Prepaid expenses                                                                              103
       Refundable income taxes                                                                       457
       Deferred income taxes                                                                         996
                                                                                                --------

       Current Assets                                                                             16,046
                                                                                                --------
       DUE FROM SYN INC                                                                            7,978
                                                                                                --------

       PROPERTY AND EQUIPMENT, at cost:
        Land and buildings                                                                         8,903
        Storage and consumer service facilities                                                   80,615
        Transportation, office and other equipment                                                18,702
        Less Accumulated depreciation                                                           --------
                                                                                                 108,220
                                                                                                 (28,686)
                                                                                                --------
                                                                                                  79,534
                                                                                                --------
       OTHER ASSETS:
        Excess of cost over fair value of net assets                                               3,033
          acquired, at amortized cost                                                                511
        Other                                                                                   --------
                                                                                                   3,544
                                                                                                --------

                                                                                                $107,102
                                                                                                ========

                            EMPIRE ENERGY CORPORATION
                      CONSOLIDATED BALANCE SHEET - Continued
                              (Dollars in thousands)

                        LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                            June 30, 1996
                                                                            -------------

       CURRENT LIABILITIES:
        Current maturities of long-term debt                                  $  6,019
        Accounts payable                                                         3,368
        Accrued salaries                                                         1,063
        Accrued expenses                                                         1,676
                                                                               -------

              Total current liabilities                                         12,126
                                                                              --------
       LONG-TERM DEBT                                                           25,442
                                                                              --------

       DEFERRED INCOME TAXES                                                    16,877
                                                                              --------

       ACCRUED SELF-INSURANCE LIABILITY                                          2,424
                                                                              --------


       STOCKHOLDERS' EQUITY:
        Common stock; $0.001 par value; authorized
         17,500,000 shares, issued,                                                 12
           12,004,430 shares                                                    46,099
        Additional paid-in capital                                               4,143
        Retained earnings                                                       50,254
                                                                              --------

        Treasury stock, at cost - 3,000 shares                                     (21)
                                                                              --------

                                                                                50,233
                                                                              --------

                                                                              $107,102
                                                                              ========



The accompanying notes are an integral part of these consolidated financial statements.


                              EMPIRE ENERGY CORPORATION
                        CONSOLIDATED STATEMENTS OF OPERATIONS
                               (Dollars in thousands)
                                    (unaudited)


                                                     For the period               For the period
                                                      from July 1,               from January 1,
                                                        1995 to                      1996 to
                                                     March 31, 1996               March 31, 1996
                                                     --------------              ---------------

      OPERATING REVENUE                                $   88,233                  $   44,198
      COST OF PRODUCT SOLD                                 44,518                      23,311

      GROSS PROFIT                                         43,715                      20,887
                                                       ----------                  ----------

      OPERATING COSTS AND EXPENSES:
        Provision for doubtful accounts                     1,024                         249

        General and administrative                         22,654                       8,885

        Depreciation and amortization                       4,433                       1,707
                                                       ----------                  ----------
      OPERATING INCOME                                     15,604                      10,046

      INTEREST EXPENSE (NET)                                1,775                         663
                                                       ----------                  ----------

      INCOME BEFORE INCOME TAXES                           13,829                       9,383
      PROVISION FOR INCOME TAXES                            5,300                       3,400
                                                       ----------                  ----------

      NET INCOME                                       $    8,529                  $    5,983
                                                       ==========                  ==========



The accompanying notes are an integral part of these consolidated financial statements.


                            EMPIRE ENERGY CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                              (Dollars in thousands)
                                  (unaudited)

                                                                      For the period
                                                                  from July 1, 1995 to
                                                                      March 31, 1996
                                                                  --------------------


      CASH FLOWS FROM OPERATING ACTIVITIES:
        Net income                                                         $ 8,529

        Items not requiring (providing) cash

          Depreciation                                                       4,201
          Amortization                                                         232

          Gain on sale of assets                                               (20)

          Deferred income taxes                                                441
        Changes in

          Trade receivables                                                 (9,884)

          Inventories                                                         (717)
          Accounts payable                                                     590

          Accrued expenses and self insurance                                2,902

          Prepaid expenses and other                                          (891)
          Income taxes payable                                               2,662
                                                                           -------

                Net cash provided by operating activities                    8,045
                                                                           -------

      CASH FLOWS FROM INVESTING ACTIVITIES
         Proceeds from the sale of assets                                       76

          Purchases of property and equipment                               (2,998)

          Purchase of assets from SYN Inc.                                 (35,980)
                                                                           -------
                Net cash used in investing activities                      (38,902)
                                                                            -------

                                  EMPIRE ENERGY CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS - Continued
                                   (Dollars in thousands)
                                         (unaudited)

                                                                     For the period
                                                                  from July 1, 1995 to
                                                                     March 31, 1996
                                                                 ---------------------
      CASH FLOWS FROM FINANCING ACTIVITIES
        Decrease in credit facilities                                       (3,600)

        Principal payments on purchase obligations                             (98)
        Checks in process of collection                                       (158)

        Proceeds from acquisition credit facility                           35,000
                                                                            ------

                Net cash provided by financing activities                   31,144
                                                                            ------
        Increase in cash                                                       287

      CASH:

        Beginning of period                                                      -
                                                                            ------
        End of period                                                       $  287
                                                                            ======

                          EMPIRE ENERGY CORPORATION
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      NINE MONTHS ENDED MARCH 31, 1996
                    AND THREE MONTHS ENDED MARCH 31, 1996
                           (Dollars in thousands)
                                 (unaudited)


   1.  Basis of Presentation

       In the opinion of Management, the accompanying unaudited consolidated financial statements contain all adjustments necessary to present fairly Empire Energy Corporation's ("Empire Energy") consolidated results of operations and cash flows for the period ended March 31, 1996. All such adjustments are of a normal recurring nature.

       The accounting policies followed by Empire Energy are set forth in Note 1 to Empire Energy's audited consolidated financial statements as of June 30, 1996, which were included in the Form S-1 of Cornerstone Propane Partners, L.P. (Registration No. 333-13879) Other disclosures required by generally accepted accounting principles are not included herein but are included in the notes to the June 30, 1996, audited statements previously mentioned.

   2.  Commitments and Contingencies

       Under Empire Energy's current insurance program, coverage for comprehensive general liability and vehicle liability is obtained for catastrophic exposures as well as those risks required to be insured by law or contract. Empire Energy retains a significant portion of certain expected losses related primarily to comprehensive general liability and vehicle liability. Under these current insurance programs, Empire Energy self insures the first $1 million of coverage (per incident) on general liability and on vehicle liability. In addition, Empire Energy has a $100 deductible for each liability claim. Empire Energy obtains excess coverage from carriers for these programs on claims-made basis policies. The excess coverage for comprehensive general liability provides a loss limitation that limits Empire Energy's aggregate of self-insured losses to $1.5 million per policy period. Provisions for self-insured losses are recorded based upon Empire Energy's estimates of the aggregate self-insured liability for claims incurred.

       Empire Energy self insures the first $250 of workers' compensation coverage (per incident). Empire Energy purchases excess coverage from carriers for workers' compensation claims in excess of the self-insured coverage. Provisions for losses expected under this program are recorded based upon Empire
       Energy's estimates of the aggregate liability for claims incurred.

       Empire Energy self insures health benefits provided to the employees of Empire Energy and its subsidiaries. Provisions for losses expected under this program are recorded based upon Empire Energy's estimate of the aggregate liability for claims incurred.

       In conjunction with the restructuring that occurred in June 1994 (the "Split Off Transaction") Empire Energy agreed to indemnify Empire Gas Corporation (now known as All Star Gas Corporation, "Empire Gas") for 47.7% of the self-insured liabilities of Empire Gas incurred prior to June 30, 1994. Empire Energy has included in its self-insurance liability its best estimate of the amount it will owe Empire Gas under this indemnification agreement.

       Empire Energy is presently a defendant in various lawsuits related to the self-insurance program and other business-related lawsuits which are not expected to have a material, adverse effect on Empire Energy's financial position or results of operations.

       The state of Missouri has assessed Empire Gas approximately $1,400 for additional state income tax for the years ended June 30, 1992 and 1993. An amount approximating one-half of the above assessment could be at issue for the year ended June 30, 1994. Empire Gas and Empire Energy have protested these assessments and are currently waiting for a response from the Missouri Department of Revenue. It is likely that this matter will have to be settled in litigation. Empire Gas and Empire Energy believe that they have a strong position on this matter and intend to vigorously contest the assessment. It is not possible at this time to conclude on the outcome of this matter.

       The Internal Revenue Service has begun a federal income tax audit of Empire Gas for the year ended June 30, 1994. While the audit is still in process, the audit has principally focused on the deductibility of certain professional fees and travel and entertainment expenses as well as on the tax-free treatment of the Split-Off Transaction.

       As a former member of the Empire Gas controlled group and in connection with a tax indemnity agreement with Empire Gas, Empire Energy agreed to indemnify 47.7% of the total liabilities related to these tax audits of the years ended June 30, 1994, and prior thereto.

       The Split-Off Transaction was structured with the intent of qualifying for tax-free treatment under Section 355 of the Internal Revenue Code and Empire Energy, and Empire Gas, obtained a private letter ruling (the "Letter Ruling") from the Internal Revenue Service confirming such treatment, subject to certain representations and conditions specified in the Letter Ruling. The Internal Revenue Service is currently conducting an audit of Empire Gas for the year in which the Split-Off Transaction occurred. If the Internal Revenue Service were to reverse the position it took in the Letter Ruling and prevail on a challenge to the tax-free treatment of the Split-Off Transaction, Empire Energy would be liable for a portion of any taxes, interest and penalties due, both as a former member of the Empire Gas controlled group and under a tax indemnity agreement with Empire Gas that was executed in connection with the Split-Off Transaction. Empire Energy's liability in such circumstances could exceed the percentage under the tax indemnity agreement if Empire Gas were unable to fund its percentage share under that agreement. If Empire Energy were held liable for any taxes, interest or penalties in connection with the above Split-Off Transaction, the amount of this liability could be substantial and could adversely affect Empire Energy's financial position and results of operations.

       Empire Energy is presently included in various state tax audits which are not expected to have a material, adverse effect on Empire Energy's financial position or results of operations.

                                                        CGI HOLDINGS, INC.
                                                    CONSOLIDATED BALANCE SHEET
                                                      (Dollars in thousands)

                                                              ASSETS

                                                                               July 31,1996
                                                                               ------------

      CURRENT ASSETS:
        Cash and cash equivalents                                                $   1,519

        Accounts and notes receivable                                               23,664

        Inventories                                                                  7,316
       Prepaid expenses and deposits                                                 1,996

       Deferred income tax benefit                                                     802
                                                                                 ---------

           Total current assets                                                     35,297
                                                                                 ---------
      Property and equipment, at cost less accumulated depreciation                 51,495

      Cost in excess of net assets acquired, net of amortization                    11,844

      Notes receivable                                                               1,357
      Deferred charges and other assets                                              6,186
                                                                                 ---------
                                                                                 $ 106,179
                                                                                 =========

                      LIABILITIES, MANDATORILY REDEEMABLE SECURITIES
                                AND STOCKHOLDERS' EQUITY


      CURRENT LIABILITIES:                                                         July 31, 1996
                                                                                   -------------
        Accounts payable                                                              $  30,824
        Accrued liabilities                                                               3,101

        Current maturities of long-term debt and capital lease obligations                3,924
                                                                                      ---------

          Total current liabilities                                                      37,849
                                                                                      ---------
      Long-term debt and capital lease obligations                                       41,801

      Deferred income taxes                                                              10,777

      Other liabilities                                                                   1,095
      Commitments and contingencies (Note 2)

      MANDATORILY REDEEMABLE SECURITIES:

      Redeemable exchangeable preferred stock:                                            8,559
      10% cumulative, $0.01 par value, 62,500 shares authorized, issued and outstanding; at redemption value
      STOCKHOLDERS' EQUITY:

      Common stock, $0.01 par value, 6,515,000 shares authorized;
        4,312,247 issued and outstanding:

      Class A voting common stock, $0.01 par value, 3,000,000                                28
        shares authorized; 2,789,784 issued and outstanding
      Class B voting common stock, $0.01 par value, 200,000                                   1
        shares authorized; 149,485 issued and outstanding

      Class C voting common stock, $0.01 par value,                                          13
         3,000,000  shares authorized; 1,343,831 issued and outstanding

      Class D non-voting common stock, $0.01 par value, 250,000                              --
        shares authorized; 29,147 issued and outstanding
       Warrants outstanding                                                               2,134

       Additional paid-in capital                                                         8,945
                                                                                      ---------

       Accumulated deficit                                                               (5,023)
                                                                                      ---------
      Total stockholders' equity                                                          6,098
                                                                                      ---------
                                                                                      $ 106,179
                                                                                      =========

The accompanying notes are an integral part of these consolidated financial statements.


                                 CGI HOLDINGS, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                               (Dollars in thousands)
                                    (unaudited)

                                                             August 1,            January 1,
                                                              1995 to               1996 to
                                                           March 31, 1996       March 31, 1996
                                                           --------------       --------------
      Sales and other revenue                               $  271,348            $  112,244
      Costs and expenses:

      Cost of sales, except for depreciation and               246,554               100,074
      amortization

      Operating, general and administrative                     16,929                 7,317
      Depreciation and amortization                              2,742                 1,071

       Interest expense                                          3,781                 1,417
                                                            ----------            ----------

      Income before income taxes                                 1,342                 2,365
      Income tax provision                                         601                 1,130
                                                            ----------            ----------

      Net income                                            $      741             $   1,235
                                                            ==========             =========


The accompanying notes are an integral part of these consolidated financial statements.

                                  CGI HOLDINGS, INC.
                         CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (Dollars in thousands)
                                     (unaudited)

                                                                                    August 1, 1995
                                                                                          to
                                                                                    March 31, 1996
                                                                                    --------------

      CASH FLOWS FROM (USED FOR) OPERATING ACTIVITIES:
        Net income                                                                    $    741

        Adjustments to reconcile net income to net cash used for operating activities

       Depreciation and amortization                                                     2,742
       Changes in assets and liabilities, net of acquisitions:

           Accounts and notes receivable                                                (8,163)

           Inventories                                                                   1,673
           Prepaid expenses and deposits                                                  (303)

           Other assets                                                                    (29)

           Accounts payable                                                             14,185
           Accrued liabilities                                                             370
                                                                                        ------

      Net Cash Provided from Operating Activities                                       11,216
                                                                                        ------

      CASH FLOWS FROM (USED FOR) INVESTING ACTIVITIES:
           Payments for acquisitions of retail outlets                                  (3,000)

           Losses from sale of property and equipment                                      (20)

           Purchases of and investments in property and equipment                       (2,034)
                                                                                        ------
      Net Cash Used from Investment Activities                                          (5,054)
                                                                                        ------

      CASH FLOWS FROM (USED FOR) FINANCING ACTIVITIES:

          Repurchase of common stock                                                       (24)
          Repayments of long-term debt                                                    (312)

          Borrowings on capital leases and other term loans                                647


                                           CGI HOLDINGS, INC.
                            CONSOLIDATED STATEMENTS OF CASH FLOWS - Continued
                                         (Dollars in thousands)
                                               (unaudited)

                                                                                    August 1, 1995
                                                                                          to
                                                                                    March 1, 1996
                                                                                    --------------
          Repayment of other notes payable                                                (760)

          Principal payments under capital lease obligations                              (455)

          Repayments under acquisition line                                             (1,530)
                                                                                        ------
      Net Cash Used in Financing Activities                                             (2,434)
                                                                                        ------

      Net increase in cash                                                               3,728

      Cash and cash equivalents, beginning of period                                     4,423
                                                                                        ------
      Cash and cash equivalents, end of period                                          $8,151
                                                                                        ======


The accompanying notes are an integral part of these consolidated financial statements.


                             CGI HOLDINGS, INC.
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 (unaudited)



   1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       Basis of presentation The consolidated financial statements include the accounts of CGI Holdings, Inc. (the "Company") and its wholly-owned subsidiary, Coast Gas, Inc., and its wholly-owned subsidiary Coast Energy Group, Inc. ("CEG"). In 1989, the Company formed CEG, headquartered in Houston, Texas, to conduct its wholesale procurement and distribution operations. All significant intercompany transactions have been eliminated in consolidation.

       The accompanying consolidated financial statements are unaudited, except for the consolidated balance sheet at July 31, 1996, and have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission. They include all adjustments which the Company considers necessary for a fair statement of the results for the interim periods presented.

       Such adjustments consisted only of normal recurring items unless otherwise disclosed. Certain notes and other information have been condensed or omitted from the interim financial statements presented in this Prospectus Supplement. These financial statements should be read in conjunction with the Company's financial statements contained in the Partnership's Form S-1 Registration Statement (Registration No. 333-13879). Due to the seasonal nature of the Company's propane business, the results of operations for interim periods are not necessarily indicative of the results to be expected for a full year.

   2.  COMMITMENTS AND CONTINGENCIES

       The Company has contracts with various suppliers to purchase a portion of its supply needs of LPG for future deliveries with terms ranging from one to twelve months. The contracted quantities are not significant with respect to the Company's anticipated total sales requirements and will generally be acquired at prevailing market prices at the time of shipment. Outstanding letters of credit issued in conjunction with product supply contracts are a normal business requirement. There were no outstanding letters of credit issued on behalf of the Company as of July 31, 1996, other than the $11.3 million, drawn against its credit guidance line. The Company is engaged in certain legal actions related to the normal conduct of business. In the opinion of management, any possible liability arising from such actions will be adequately covered by insurance or will not have a material adverse effect on the Company's financial position or results of operations.

                     CORNERSTONE PROPANE PARTNERS, L.P.

                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following discussion of the historical financial condition and results of operations for the Partnership should be read in conjunction with the historical and pro forma financial statements and notes thereto included elsewhere in this Prospectus Supplement.

   General

   The Partnership is a Delaware limited partnership recently formed to own and operate the propane business and assets of Synergy, Empire Energy, Myers and Coast. It is the fifth largest retail marketer of propane in the United States, serving more than 360,000 residential, commercial, industrial and agricultural customers from 306 customer service centers in 26 states.

   Because a substantial portion of the Partnership's propane is used in the weather-sensitive residential markets, the Heating Degree Days in the Partnership's areas of operations, particularly during the six-month peak heating season, have a significant effect on the financial performance of the Partnership. In any given area, warmer-than-normal temperatures will tend to result in reduced propane use. Therefore, information on normal temperatures is used by the Partnership in understanding how historical results of operations are affected by temperatures that are colder or warmer than normal and in preparing forecasts of future operations, which are based on the assumption that normal weather will prevail in each of the Partnership's regions.

   In determining actual and normal weather for a given period of time, the Partnership compares the actual number of Heating Degree Days for such period to the average number of Heating Degree Days for a longer time period assumed to more accurately reflect the average normal weather, in each case as such information is published by the National Weather Service Climate Analysis Center, for each measuring point in each of the Partnership's regions. Synergy and Empire Energy have historically used the 30-year period from 1961-1990, and Coast has historically used a 10-year rolling average. The Partnership then calculates weighted averages, based on retail volumes attributable to each measuring point, of actual and normal Heating Degree Days within each region. Based on this information, the Partnership calculates a ratio of actual Heating Degree Days to normal Heating Degree Days, first on a regional basis and then on a Partnership-wide basis.

   Although the Partnership believes that comparing temperature information for a given period of time to "normal" temperatures is helpful for an understanding of the Partnership's results of operations, when comparing variations in weather to changes in total revenues or operating profit, attention is drawn to the fact that a portion of the Partnership's total revenues is not weather-sensitive and other factors such as price, competition, product supply costs and customer mix also affect the results of operations. Furthermore, actual weather conditions in the Partnership's regions can vary substantially from historical experience.

   Gross profit margins are not only affected by weather patterns but also by changes in customer mix. For example, sales to residential customers ordinarily generate higher margins than sales to other customer groups, such as commercial or agricultural customers. In addition, gross profit margins vary by geographic region.
   Accordingly, profit margins could vary significantly from year to year in a period of identical sales volumes.

   The Partnership intends to purchase a portion of its propane (approximately 50% to 60% of a given typical year's projected propane needs) pursuant to agreements with terms of less than one year at market prices. The balance of its propane needs for the year will be satisfied in the spot market. The Partnership generally does not enter into supply contracts containing "take or pay" provisions.

   The Partnership will engage in hedging of product cost and supply through common hedging practices. These practices will be monitored and maintained by management for the Partnership on a daily basis. Hedging of product cost and supply does not always result increased margins and is not considered to be material to operations or liquidity for the 3 and one-half month period ended March 31, 1997.

   Analysis of Historical Results of Operations

   The following discussion compares the results of operations and other data of Cornerstone Propane Partners, L.P. and its subsidiary Cornerstone Propane, L.P. (collectively "Cornerstone") for the three-month period ended March 31, 1997, to the pro forma three-month period ended March 31, 1996, and the pro forma nine-month period ended March 31, 1997, to the pro forma nine month period ended March 31, 1996.

   Three months ended March 31, 1997, compared to pro forma three months ended March 31, 1996.

   Volume. During the three months ended March 31, 1997, Cornerstone sold 75.0 million retail propane gallons, a decrease of 21.1 million gallons or 22.0% from the 96.1 million retail propane gallons sold during the pro forma three months ended March 31, 1996. The decrease in retail volume was primarily attributable to national temperatures that averaged 14% warmer than last year and 13% warmer than normal in the markets served by Cornerstone. Additionally, record high costs of propane resulted in customer energy conservation which adversely impacted sales volume and gross profit. Wholesale volume sales were
   81.4 million gallons and 83.0 million gallons respectively for the quarter ended March 31, 1997 and 1996.

   Revenues. Revenues increased by $21.9 million or 11.0% to $220.6 million for the three months ended March 31, 1997, as compared to $198.7 million for the pro forma three months ended March 31,1996. This increase was attributable to an increase in wholesale revenues of $36.1 million or 37.3% to $132.9 million for the three months ended March 31, 1997, as compared to $96.8 million for the pro forma three months ended March 31, 1996, due primarily to higher product costs and sales prices. This increase was offset by a reduction in revenues from the Partnership's retail business. The revenues for the retail business declined by $14.2 million or 13.9% to $87.6 million for the three months ended March 31, 1997. as compared to $101.8 million for the pro forma three months ended March 31, 1996. This decrease was a result of the reduction in volume described above offset by an increase in the average sales price per gallon of propane.

   Cost of Product Sold. Cost of product sold increased by $33.9 million, or 21.4% to $178.0 million for the three months ended March 31, 1997, as compared to $144.1 million for the pro forma three months ended March 31, 1996. The increase in cost of product sold was primarily due to increased wholesale business described above combined with an increase in the wholesale cost of propane, which increased approximately 48.4% per gallon in the three months ended March 31, 1997, compared to the pro forma same period of the prior year. These two increases were offset by the reduction in retail volume described above.

   As a percentage of revenues, cost of product sold increased to 80.7% for the three months ended March 31, 1997, as compared to 72.5% for the pro forma three months ended March 31, 1996.

   Gross Profit. Gross profit decreased $12.0 million or 22.0% to $42.5 million for the three months ended March 31, 1997, as compared to $54.5 million for the pro forma three months ended March 31, 1996. Retail per gallon gross margins were slightly better than the same period last year. The decrease in gross profits were primarily due to the reduction in retail sales volume discussed above.

   Operating, General and Administrative Expenses. Operating, general and administrative expense decreased by $3.6 million or 13.2% to $23.6 million for the three months ended March 31, 1997, as compared to $27.2 million for the pro forma three months ended March 31, 1996. This decrease was primarily attributable to reductions in salaries and insurance expense resulting principally from efficiencies in operations.

   As a percentage of revenues, operating, general and administrative expenses decreased to 10.7% for the three months ended March 31, 1997, as compared to 13.7% for the pro forma three months ended March 31, 1996.

   Depreciation and Amortization. Depreciation and amortization increased $.4 million or 11.8% to $3.8 million for the three months ended March 31, 1997, as compared to $3.4 million for the pro forma three months ended March 31, 1996. This increase was primarily due to the revaluation of assets in purchase accounting resulting from the purchase of Empire Energy and Coast and to the amortization of goodwill.

   Operating Income. Operating income decreased $8.9 million, or 37.1% to $15.1 million for the three months ended March 31, 1997, as compared to $24.0 million for the pro forma three months ended March 31, 1996. This decrease was primarily the result of the decreased gross profit described above, offset to some extent by the reduced operating, general and administrative expenses also discussed above.

   Interest Expense. Interest expense remained at $4.4 million for both the three months ended March 31, 1997, and the pro forma three months ended March 31, 1996, since the overall level of borrowings and interest rates on debt were consistent between periods, although the type of debt changed in conjunction with the Partnership formation.

   Net Income. Net income decreased $8.9 million or 45.6% to $10.6 million for the three months ended March 31, 1997, as compared to $19.5 million for the pro forma three months ended March 31, 1996. This decrease reflects the decreased operating income discussed above.

   EBITDA. Total EBITDA decreased by $8.5 million, or 31.0% to $18.9 million for the three months ended March 31, 1997, as compared to $27.4 million for the pro forma three months ended March 31, 1996.
   The decrease in EBITDA reflects the decreased operating income discussed above. As a percentage of revenues, total EBITDA decreased to 8.6% for the three months ended March 31, 1997, as compared to 13.8% for the pro forma three months ended March 31, 1996. EBITDA should not be considered as an alternative to net income (as an indicator of operating performance) or as an alternative to cash flow (as a measure of liquidity or ability to service debt obligations) but provides additional information to evaluate the Partnership's ability to distribute the Minimum Quarterly Distribution.

   Pro forma nine months ended March 31, 1997, compared to pro forma nine months ended March 31, 1996.

   Volume. During the pro forma nine months ended March 31, 1997, Cornerstone sold 186.2 million retail propane gallons, a decrease of
   15.5 million gallons or 7.7% from the 201.7 million retail propane gallons sold during the pro forma nine months ended March 31, 1996. The decrease in retail volume was primarily attributable to the decline in volume of sales in the three months ended March 31, 1997 compared to the three months ended March 31, 1996. Wholesale volume sales were 266.0 million gallons and 264.3 million gallons for the nine months ended March 31, 1997 and 1996, respectively.

   Revenues. Revenues increased by $83.0 million or 18.3% to $535.5 million for the pro forma nine months ended March 31,1997, as compared to $452.5 million for the pro forma nine months ended March 31, 1996. This increase was primarily attributable to an increase in wholesale revenues of $91.7 million or 43.0% to $304.7 million for the pro forma nine months ended March 31, 1997, as compared to $213.0 million for the pro forma nine months ended March 31, 1996. This increase was offset by a reduction in revenues from the Partnership's retail business. The revenues for the retail business declined by $8.7 million or 3.6% to $230.8 million for the pro forma nine months ended March 31, 1997, as compared to $239.5 million for the pro forma nine months ended March 31, 1996. This decrease was a result of the reductions in retail volume described above.

   Cost of Product Sold. Cost of product sold increased by $92.7 million, or 27.6% to $429.0 million for the pro forma nine months ended March 31, 1997, as compared to $336.3 million for the pro forma nine months ended March 31, 1996. The increase in cost of product sold was primarily due to the increased wholesale revenue described above offset by the reduction in retail volume described above.

   As a percentage of revenues, cost of product sold increased to 80.1% for the pro forma nine months ended March 31, 1997, as compared to 74.3% for the pro forma nine months ended March 31, 1996.

   Gross Profit. Gross profit decreased $9.7 million or 8.3% to $106.5 million for the pro forma nine months ended March 31, 1997, as compared to $116.2 million for the pro forma nine months ended March 31, 1996. This decrease was primarily due to the reduction in retail sales volume discussed above.

   Operating, General and Administrative Expenses. Operating, general and administrative expense decreased by $2.0 million or 2.9% to $66.2 million for the pro forma nine months ended March 31, 1997, as compared to $68.2 million for the pro forma nine months ended March 31, 1996. This decrease was primarily attributable to reductions in salaries and insurance expense resulting principally from efficiencies in operations.

   As a percentage of revenues, operating, general and administrative expenses decreased to 12.4% for the pro forma nine months ended March 31, 1997, as compared to 15.1% for the pro forma nine months ended March 31, 1996.

   Depreciation and Amortization. Depreciation and amortization increased $.8 million or 7.8% to $11.0 million for the pro forma nine months ended March 31, 1997, as compared to $10.2 million for the pro forma nine months ended March 31, 1996. This increase was primarily due to the revaluation of assets in purchase accounting resulting from the purchase of Empire Energy and Coast and to the amortization of goodwill.

   Operating Income. Operating income decreased $8.4 million, or 22.2% to $29.4 million for the pro forma nine months ended March 31, 1997, as compared to $37.8 million for the pro forma nine months ended March 31, 1996. This decrease was primarily the result of the decreased gross profit described above, offset by the reduced operating, general and administrative expenses also discussed above.

   Interest Expense. Interest expense increased by $.2 million or 1.5% to $13.5 million for the pro forma nine months ended March 31, 1997, as compared to $13.3 million for the pro forma nine months ended March 31, 1996. The increase is due to slightly larger borrowings in the current pro forma period compared to the same period in the prior year.

   Net Income. Net income decreased $8.6 million or 35.2% to $15.8 million for the pro forma nine months ended March 31, 1997, as compared to $24.4 million for the pro forma nine months ended March 31, 1996. This decrease reflects the decreased operating income discussed above.

   EBITDA. Total EBITDA decreased by $7.7 million, or 16.0% to $40.3 million for the pro forma nine months ended March 31, 1997, as compared to $48.0 million for the pro forma nine months ended March 31, 1996. The decrease in EBITDA reflects the decreased operating income discussed above. As a percentage of revenues, total EBITDA decreased to 7.5% for the pro forma nine months ended March 31, 1997, as compared to 10.6% for the pro forma nine months ended March 31, 1996. EBITDA should not be considered as an alternative to net income (as an indication of operating performance) or as an alternative to cash flow (as a measure of liquidity or ability to service debt obligations) but provides additional information to evaluate the Partnership's ability to distribute the Minimum Quarterly Distribution.

   Liquidity and Capital Resources

   Cash Flows

   Cash provided by operating activities during the three and one-half month period ended March 31, 1997, was $18.1 million. Cash flow from operations included a net income of $13.9 million and noncash charges of $4.4 million for the period comprised principally of depreciation and amortization expense. The impact of working capital changes decreased cash flow by approximately $.2 million.

   Cash used in investment activities for the three and one-half month period ended March 31, 1997, totaled $1.7 million, which was principally used for purchases of property and equipment. Cash used in financing activities was $12.3 million for the three and one-half month period ended March 31, 1997. This amount reflects net repayments on the Working Capital Facility.

   On December 17, 1996, Cornerstone Propane Partners, L.P. completed its initial public offering, proceeds from which amounted to $191.8 million. Concurrently with the IPO, Cornerstone Propane, L.P. (the "Operating Partnership") issued $220.0 million of Senior Notes and borrowed $12.8 million on its Working Capital Facility. Also on the IPO date, the Operating Partnership received cash of $22.4 million from the Predecessor Companies.

   Proceeds from the IPO, Senior Notes and the Working Capital Facility were used to repay liabilities assumed by the Operating Partnership ($337.6 million), to make distributions to the Special General Partner to redeem its preferred stock ($61.2 million) and to provide net worth to the Special General Partner ($15.5 million). The balance ($10.3 million) was used to pay expense of the partnership organization and formation.

   Financing and Sources of Liquidity

   On December 17, 1996, the Operating partnership issued $220.0 million of Senior Notes with an annual interest rate of 7.53% pursuant to note purchase agreements with various investors (collectively, the "Note Agreement"). The Senior Notes mature on December 30, 2010, and require semi-annual interest payments commencing December 30, 1996. The Note Agreement requires that the principal be paid in equal annual payments of $27.5 million starting December 30, 2003.

   The Operating Partnership's obligations under the Note Agreement are secured, on an equal and ratable basis with its obligations under the Bank Credit Agreement, by a first priority security interest in the Operating
   Partnership's inventory, accounts receivable and certain customer storage tanks. The Note Agreement contains customary representations, warranties, events of default and covenants applicable to the Operating Partnership and its "Restricted Subsidiaries" (as defined therein), including limitations, among others, on the ability of the Operating Partnership and its Restricted Subsidiaries to incur additional indebtedness, create liens, make investments and loans, enter into mergers consolidations or sales of all or substantially all assets and make asset sales. Generally, so long as no default exists or would result, the Operating Partnership is permitted to make any Restricted Payment (as defined in the Note Agreement and including distributions to the Partnership) during each fiscal quarter in an amount not in excess of Available Cash with respect to the immediately preceding quarter.

   Also on the same date, the Operating Partnership entered a bank credit agreement consisting of a working capital facility (the "Working Capital Facility") and an acquisition facility (the "Acquisition Facility"). The Working Capital Facility provides for revolving borrowings up to $50 million (including a $30 million sublimit for letters of credit through March 31, 1997, and $20 million thereafter), and matures on December 31, 1999. The Bank Credit Agreement provides that there must be no amount outstanding under the Working Capital Facility (excluding letters ofcredit) in excess of $10 million for at least 30 consecutive days during each fiscal year. No amounts were outstanding under the Working Capital Facility at March 31, 1997. Issued outstanding letters of credit totaled $7.6 million at March 31, 1997. The Acquisition Facility provides the Operating Partnership with the ability to borrow up to $75 million to finance propane business acquisitions. The Acquisition Facility operates as a revolving facility through December 31, 1999, at which time any loans then outstanding may be converted to term loans and will amortize quarterly for a period of four years thereafter. No amounts were outstanding at March 31, 1997. The Operating Partnership's obligations under the Bank Credit Agreement are secured by a security interest in the Operating Partnership's inventory, accounts receivable and certain customer storage tanks.

   Loans under the Bank Credit Agreement bear interest as a per annum rate equal to either (at the Operating Partnership's option): (a) the sum (the "Base Rate") of the applicable margin, and the higher of (i) the agent bank's prime rate and (ii) the federal funds rate plus one-half of 1% and (b) the sum (the "Eurodollar Rate") of the applicable margin and rate offered by the agent requirements, if any). The applicable margin for Base Rate loans varies between 0% and .12%, and the applicable margin for Eurodollar Rate loans varies between .25% and .80%, in each case depending upon the Operating Partnership's ratio of consolidated "Debt" to "Consolidated Cash Flow" (as such terms are defined in the Bank Credit Agreement). At March 31, 1997. the applicable Base and Eurodollar Rates were 8.625% and 6.675%, respectively. In addition, an annual fee is payable quarterly by the Operating Partnership (whether or not borrowing occur) ranging from .125% to .325% depending upon the ratio referenced above.

   The Bank Credit Agreement contains customary representations, warranties, events of defaults and covenants including limitations, among others, on the ability of the Operating Partnership and its "Restricted Subsidiaries" (as defined therein) to incur or maintain certain indebtedness or liens, make investments and loans, enter in mergers, consolidations or sales of all or substantially all of its assets and make asset sales. Generally, so long as no default exists or would result, the Operating Partnership is permitted to make any Restricted Payment (as defined in the Bank Credit Agreement and including distributions to the Partnership) during each fiscal quarter in amount not to exceed Available Cash with respect to the immediately preceding quarter.

   In addition, the Bank Credit Agreement provides that: (1) the Operating Partnership not permit the ratio of its consolidated Debt (as defined in the Bank Credit Agreement) less cash on hand (in excess of $1 million up to $10 million) to Consolidated Cash Flow (as defined in the Bank Credit Agreement) to exceed 4.75:1.00 at any time on or before December 31, 1997, 4.50:1.00 at any time on or before December 31, 1998, and 4.25:1.00 any time thereafter; and (2) the Operating Partnership not permit the ratio of its Consolidated Cash Flow to consolidated "Interest Expense" (as defined therein) to be less than 2.00:1.00 prior to December 31, 1997, 2.25:1.00 any time thereafter on or before December 31, 1998 and 2.50:1.00 at any time thereafter.